                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                        LORAL SPACE & COMMUNICATIONS LTD.
                            (Name of Subject Company)
                        LORAL SPACE & COMMUNICATIONS LTD.
                      (Name of Person(s) Filing Statement)

           6% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK DUE 2006 6% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK DUE 2007
                       (Title of Class(es) of Securities)

                      #G56462149, #543885404 AND #543885305
                            #G56462305 AND #543885602
                    (CUSIP Number of Class(es) of Securities)

                                    AVI KATZ
                        LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                 Yaacov M. Gross
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000


                            CALCULATION OF FILING FEE

Transaction Valuation:  $47,176,121(1)         Amount of Filing Fee:  $4,340(2)


(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 8,084,174 shares of 6% Series C Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (b)

3,391,688 shares of 6% Series D Convertible Redeemable Preferred Stock outstanding as of July 31, 2002, (c) the exchange ratio of $1.92 in cash and
6.54 shares of Common Stock, par value $.01 each, of Loral Space & Communications Ltd. for each share of Preferred Stock pursuant to the Exchange Offer, and (d) the market value per share of Common Stock, as established by the average of the high and low prices reported as of Spetember 24, 2002 on the New York Stock Exchange.

(2) On August 27, 2002, the registrant paid $4,220 to the Commission for the filing fee related to this transaction. On September 25, 2002, the registrant paid an additional $120 to the Commission for the increase in the filing fee that resulted from an increase in the number of shares of Common Stock issued as consideration for the Series C and Series D Preferred Stock tendered pursuant to the Exchange Offer.

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $4,340
                                 ------------------------------
         Form or Registration No.: Schedule TO
                                 ------------------------------
         Filing Party: Loral Space & Communications Ltd.
                       ----------------------------------------
         Date Filed: September 25, 2002
                       ----------------------------------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2002, as amended on September 11, 2002 and on September 25, 2002 (the "Schedule TO"), relating to our offer to exchange (the "Exchange Offer") $1.92 in cash and
6.54 shares of our common stock, par value $0.01 per share ("Common Stock"), for each outstanding share of 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Series C Preferred Stock") and for each outstanding share of our 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Series D Preferred Stock"). The Exchange Offer was subject to the terms and conditions described in the Exchange Offer dated August 27, 2002, as amended by Supplement No. 1 thereto, dated September 25, 2002, and the related Letter of Transmittal. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Exchange Offer.

ITEM 4.  TERMS OF THE TRANSACTION.

ITEM 4 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING LANGUAGE:

         The Exchange Offer expired at 11:59 p.m., New York City time, on October 8, 2002. Approximately 4.34 million shares of the Series C Preferred Stock and approximately 2.82 million shares of the Series D Preferred Stock were validly tendered and accepted for exchange. This represents approximately 54% and 83%, respectively, of the shares of the two issues of Preferred Stock which had been outstanding prior to the Exchange Offer. Approximately 46.8 million shares of Common Stock are being issued and $13.7 million in cash is being paid to the holders of Series C and Series D Preferred Stock who tendered into the Exchange Offer. After giving effect to this issuance, there will be approximately 425 million shares of Common Stock outstanding.

ITEM 12. EXHIBITS.

ITEM 12 TO THE SCHEDULE TO IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

Exhibit (a)(1)(A)       Exchange Offer, dated August 27, 2002.*
Exhibit (a)(1)(A)(i)    Supplement No. 1 to Exchange Offer, dated September 25, 2002.*
Exhibit (a)(1)(B)       Form of Letter of Transmittal dated August 27, 2002,
                        relating to the Exchange Offer.*
Exhibit (a)(1)(C)       Form of Notice of Guaranteed Delivery.*
Exhibit (a)(1)(D)       Form of Letter to Brokers.*
Exhibit (a)(1)(E)       Form of Letter to Clients.*
Exhibit (a)(1)(F)       Text of Press Release issued by Loral Space & Communications Ltd.
                        dated August 27, 2002.*
Exhibit (a)(1)(G)       Text of Press Release issued by Loral Space & Communications Ltd.
                        dated September 10, 2002.*
Exhibit (a)(1)(H)       Text of Press Release issued by Loral Space & Communications Ltd.
                        dated September 25, 2002.*
Exhibit (a)(1)(I)       Text of Press Release issued by Loral Space & Communications Ltd.
                        dated October 9, 2002.

Exhibit (h)(1)                        Opinion of Willkie Farr & Gallagher as to
                                      the material United States federal income
                                      tax consequences of the Exchange Offer.*

----------

*     Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LORAL SPACE & COMMUNICATIONS LTD.



                                        By: /s/ Avi Katz
                                            ------------------------------------
                                            Name:  Avi Katz
                                            Title: Vice President, General
                                                   Counsel and Secretary

Dated:   October 9, 2002